Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 10, 2025

Registration Statement No. 333-283172

Registration Statement No. 333-283172-01

Enterprise Products Operating LLC

Enterprise Products Partners L.P.

PRICING TERM SHEET

The information in this pricing supplement supplements the preliminary prospectus supplement, dated November 10, 2025 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	Enterprise Products Operating LLC

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Ratings*:	A3 by Moody’s Investors Service, Inc. A- by S&P Global Ratings A- by Fitch Ratings Inc.

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Trade Date:	November 10, 2025

Expected Settlement Date**:	November 14, 2025 (T+3)

Net Proceeds (excluding accrued interest and after underwriting discounts and $5.1 million of other offering expenses):	$1,650,268,072

	$300,000,000 4.30% Senior Notes Due 2028 (the “2028 Notes”)	$600,000,000 4.60% Senior Notes Due 2031 (the “2031 Notes”)	$750,000,000 5.20% Senior Notes Due 2036 (the “2036 Notes”)

Principal Amount***:	$300,000,000	$600,000,000	$750,000,000

Maturity Date:	June 20, 2028	January 15, 2031	January 15, 2036

Benchmark Treasury:	3.500% due October 15, 2028	3.625% due October 31, 2030	4.250% due August 15, 2035

Benchmark Treasury Yield:	3.604%	3.715%	4.116%

Spread to Benchmark Treasury:	+43 bps	+73 bps	+93 bps

Yield to Maturity:	4.034%	4.445%	5.046%

Coupon:	4.30%	4.60%	5.20%

Price to Public:	100.630% of the principal amount, plus accrued interest from June 20, 2025	100.693% of the principal amount, plus accrued interest from June 20, 2025	101.185% of the principal amount, plus accrued interest from June 20, 2025

Make-Whole Call:	T + 10 bps	T + 10 bps	T + 15 bps

Call at Par:	On or after May 20, 2028	On or after December 15, 2030	On or after October 15, 2035

Interest Payment Dates:	June 20 and December 20, beginning December 20, 2025	January 15 and July 15, beginning January 15, 2026	January 15 and July 15, beginning January 15, 2026

CUSIP / ISIN:	29379VCJ0 / US29379VCJ08	29379VCK7 / US29379VCK70	29379VCL5 / US29379VCL53

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

Barclays Capital Inc.

BMO Capital Markets Corp.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Co-Managers:

BBVA Securities Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

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*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
**

We expect delivery of the 2028 Notes, the 2031 Notes and the 2036 Notes will be made against payment therefor on or about November 14, 2025, which is the third business day following the date of pricing of such notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2028 Notes, the 2031 Notes and/or the 2036 Notes prior to the first trading day prior to the closing of this offering will be required, by virtue of the fact that such notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

***

The 2028 Notes offered hereby will be part of the same series of notes as the $500 million aggregate principal amount of 4.30% Senior Notes due 2028 issued and sold by the Issuer on June 20, 2025. The 2031 Notes offered hereby will be part of the same series of notes as the $750 million aggregate principal amount of 4.60% Senior Notes due 2031 issued and sold by the Issuer on June 20, 2025. The 2036 Notes offered hereby will be part of the same series of notes as the $750 million aggregate principal amount of 5.20% Senior Notes due 2036 issued and sold by the Issuer on June 20, 2025.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. at (800) 294-1322, J.P. Morgan Securities LLC at (212) 834-4533, Morgan Stanley & Co. LLC at (866) 718-1649, RBC Capital Markets, LLC at (866) 375-6829 and Truist Securities, Inc. at (800) 685-4786.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.